

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Jackie Placeres
Acting Interim Chief Financial Officer
Basanite, Inc.
2041 NW 15th Avenue
Pompano Beach, FL 33069

      Re: Basanite, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 000-53574

Dear Jackie Placeres:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing